

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Gregory Q. Jensen
Chief Executive Officer
Novusterra Inc.
12115 Visionary Way
Suite 174
Fishers, IN 46038

> **Re: Novusterra Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2024**
> **File No. 333-276911**

Dear Gregory Q. Jensen:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 7, 2024

Our Company, page 4

1. We note your disclosure that "[c]urrently, the Company is developing application specific graphene products from carbon-based waste streams." Please revise your disclosure to describe in more detail what you mean by "application specific graphene products" and whether you have commenced the production of such products. If you have not begun production, clarify the extent to which you have commenced operations.

2. We note your disclosure indicating that pursuant to your Graphene Development Agreement with American Resources Corporation, you agreed to raise funds through an initial public offering to build a manufacturing facility. Please revise your disclosure to clarify that you did not raise funds through an initial public offering.

3. You disclose that you have signed a lease agreement with American Resources Corporation to lease land to build a graphene manufacturing facility and that the lease

payments will accrue until you have received proceeds from "outside funding mechanisms." Please disclose when you entered into the agreement, the amount that has accrued under the terms of the agreement and file the agreement as an exhibit to the registration statement. In addition, please disclose the anticipated source of the additional proceeds.

The Offering, page 7

4. We note your disclosure that you have filed an application to list your shares of common stock on the Nasdaq Capital Market. Please disclose, if true, that there is no assurance that your application will be approved and include related risk factor disclosure.

Risk Factors
Our planned Graphene production facility in Kentucky depends on the Exclusive Rights of patented technology that we have acquired from ARC, page 10

5. With respect to the license agreement between Advanced Carbon Material LLC and Ohio University, we note your disclosure that the breach of any Diligence Milestones and/or payment obligations could result in termination of the license agreement and your corresponding sublicense. If there is currently a breach of any of the Diligence Milestones and/or payment obligations under the license agreement, please disclose such information in this risk factor.

Risk Factors
Our Company is a newly started business and may contain the ordinary risks all new businesses have to go through in the early years, page 10

6. Please revise this risk factor to quantify the losses you have incurred since inception.

Description of Business, page 13

7. Please disclose the deadlines for each of the Diligence Milestones under the license agreement between Ohio University and American Resources Corporation.

Results of Operations, page 16

8. Please revise to include a comparative discussion for your results of operations for the full fiscal years covered by the financial statements in your amended filing. See Item 303(b)(2) and Instructions 1 through 3 to paragraph (b) of Regulation S-K.

9. On page 17 you disclose that you are leasing for $5,151 per month, land and the right to use various buildings in proximity to carbon feedstock and that you plan to accrue the rental expenses to be paid only after receiving the proceeds from this offering. Please tell us your accounting treatment for the lease(s) and how it complies with the guidance in ASC 842.

Liquidity and Capital Resources, page 17

10. Expand to include a discussion of the period-to-period material matters that impacted your cash provided by financing activities and cash used in operating activities. Expand the discussion of cash flows to address the primary drivers of and other material factors necessary to an understanding of the company's cash flows. The discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows and cash management decisions. The discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. See Section IV.B of SEC Release No. 33-8350 issued on December 19, 2003.

11. Please expand the disclosure on page 17 to include a description for the underlying nature of and reason that you estimate you will incur an administration fee of $50,000 per month.

Liquidity and Capital Resources, page 17

12. We note your disclosure that you are "in the process of obtaining additional debt financing of $500,000 to $5,000,000 from outside private equity partners." Please revise to disclose whether you have any commitments in place for such debt financing, and the material terms of any such agreements.

13. We note your disclosure regarding the American Resources Corporation exclusive sublicense with Kenai Defense Company, LLC and your disclosure that American Resources has assigned the exclusive sublicense agreement rights to Novusterra. Please file as exhibits the ARC exclusive sublicense agreement and the assignment of the agreement to Novusterra. Refer to Item 601(b)(10) of Regulation S-K.

14. We note your discussion regarding the "DOD contract" that was signed August 23, 2022, and your reference to the "Air Force contract." Please revise to clarify the parties to each such agreement, any material rights and obligations of the registrant under each such agreement, and the term and termination provisions of each such agreement. For example, we note that it appears that the consulting agreement filed as Exhibit 10.7 will terminate on September 30, 2024.

15. We note the research agreement with Texas Tech University filed as Exhibit 10.14. Please revise to disclose the material terms of such agreement.

Plan of Operation, page 17

16. You state that you "plan to accrue the rental expenses to be paid only after we receive the proceeds from this offering." Please revise to clarify that you will not receive any proceeds from this offering.

Executive Compensation, page 23

17.   Please update your disclosure to include the information required by Item 402 of
        Regulation S-K for the fiscal year ended December 31, 2023.

Certain Relationships and Related Transactions, page 25

18.   We note your disclosure on page F-11 stating that on or about October 4, 2022, the
        Company issued a convertible promissory note to Mark Jensen for the principal sum of
        $125,000 with a maturity date of April 4, 2024. Please revise your disclosure to reflect
        the issuance and terms of this convertible promissory note. Please also file as exhibits to
        this registration statement, the convertible promissory notes issued to both Mark Jensen
        and Steve Segal.

Principal Stockholders, page 27

19.   Please update your disclosure regarding your principal stockholders to provide the
        information required by Item 403 of Regulation S-K as of the most recent practicable date.
        In addition, please disclose each beneficial owner of more than five percent of any class of
        the registrant's voting securities.

Selling Security Holders, page 28

20.   Footnote (1) indicates that the column assumes all shares being registered by each selling
        shareholder will be sold after this offering. However, the amounts included in the column
        include the total number of shares held by such selling stockholder. We also note a similar
        issue in your Principal Stockholders table. Please revise to reconcile your disclosures.

Financial Statements
Statement of Operations, page F-3

21.   We note you have presented a separate line item for stock based compensation. Please
        revise to classify stock based compensation into respective expense captions where related
        compensation costs are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Balance Sheets, page F-19

22.   We note that you report $257,327 of other current liabilities which represent 50%
        of current liabilities as of December 31, 2022. Please state separately, in the balance sheet
        or in a note thereto, any item in excess of 5 percent of total current liabilities as required
        by Rule 5.02.20 of Regulation S-X for the periods presented.

Notes to the Financial Statements for fiscal years ended December 31, 2022 and December 2021
3. Intangible Assets, page F-27

23. You determined the fair value for the exclusive sublicense for the patented rights relating to the manufacture of Graphene using a Section 409A valuation of the company's stock as of August 30, 2022. Regarding the valuation method and its application, please tell us how you complied with the disclosure requirements of ASC 820-10-50-2(bbb) as it pertains to nonrecurring fair value measurements.

24. We note your disclosure on page 16 that for the Exclusive Rights, you issued ARC 4,000,000 common shares of the Company with an estimated valuation of $1,784,000. The valuation of the stock is based on a 409a valuation completed by an independent third party, Doty Scott Enterprises, Inc. Please revise to include the consent of Doty Scott Enterprises, Inc.

Exhibits

25. Please update your exhibits to include the exhibits that pertain to this offering. In this regard, we note that you include an underwriter's warrant. In addition, please file as an exhibit an opinion of counsel as to the legality of the securities covered by this registration statement.

General

26. We note the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

27. We note your disclosure that the selling shareholders may sell their shares at prevailing market or privately negotiated prices. We further note that there is no public market for your common stock and that you intend to apply to list your common stock on the Nasdaq Capital Market. If this offering proceeds as a secondary offering under Rule 415(a)(1)(i), please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian McAllister, Staff Accountant, at 202-551-3341 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clifford J. Hunt, Esq.